UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	FORM 12b-25
	NOTIFICATION OF LATE FILING

SEC File No.  1-14028
CUSIP No.    431032101

(Check One):      Form 10-K and Form 10-KSB    __Form 20-F
  Form 11-K     X  Form 10-Q and Form 10-QSB  __Form N-SAR

For Period Ended:   March 31, 2002

[    ]	Transition Report on Form 10-K
[    ]	Transition Report on Form 20-F
[    ]	Transition Report on Form 11-K
[    ]	Transition Report on Form 10-Q
[    ]	Transition Report on Form N-SAR
For the Transition Period Ended:________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contain herein.

If the notification relates to a portion of the filing checked above, identify the
 Item(s) to which the notification relates:
_____________________________________________________
PART I -- REGISTRANT INFORMATION

        Highlands Insurance Group, Inc.
Full Name of Registrant
31:
Former Name if Applicable
        1000 Lenox Drive
Address of Principal Executive Office (Street and Number)
         Lawrenceville, New Jersey 08648-0426
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),
the following should be completed.  (Check box if appropriate)    X

(a)	The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition
 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed  due date; or the subject quarterly report
of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant?s statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N?SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete the financial information to be filed with the Registrant?s Form 10-Q
Quarterly Report.

	(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in
regard to this notification

   Stephen L. Kibblehouse      	     (609) 895-3009
(Name)			(Area Code)    (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
  	   X   Yes ___ No

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




	        Highlands Insurance Group, Inc.
	(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	 May 15, 2002         					By: /s/ Stephen L. Kibblehouse
         							   	Stephen L. Kibblehouse, Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive
 officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative?s authority to sign on behalf of the registrant shall be filed with the form.

	ATTENTION
	Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

	GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25)
 of the General Rules and Regulations under the Securities
Exchange Act of 1934.

2.	One signed original and four conformed copies of this
form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C.
 20549, in accordance with Rule 0-3 of the General
Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments
thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on
form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers.  This form shall not be used by
electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (?232.201 or ?232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (?232.13(b) of this chapter).

Attachment A

The Company has not completed the preparation of its financial statements for the quarter ended March 31, 2002. The
Company, however, expects to report a net loss of approximately $3 million for the quarter, as compared to a net loss of approximately $14.7 million for the first quarter of 2001.
The Company's decreased loss in the first quarter of 2002 reflects principally the decrease in loss and loss adjustment expenses and underwriting expenses attributable to the Company's plan not to write any new business or renew any existing business and loss reserve strengthening in the first quarter of 2001.